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                                                                     EXHIBIT 56

                                    [LOGO]
                                  METROMAIL
                             360 East 22nd Street
                            Lombard, Illinois 60148

Dear Stockholder:

  We are pleased to inform you that pursuant to a merger agreement between Metromail Corporation ("Metromail" or the "Company") and The Great Universal Stores P.L.C. ("GUS"), a subsidiary of GUS has increased the price of its offer to purchase all of the outstanding Metromail shares to $34.50 per share in cash, subject to the limited conditions described in the enclosed document. The offer is to be followed by a merger of the GUS subsidiary into the Company in which each share not purchased in the offer will be converted into the right to receive the same cash consideration per share as is paid to stockholders in the offer.

  YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE GUS TENDER OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS THAT ALL STOCKHOLDERS ACCEPT THE GUS OFFER AND TENDER THEIR SHARES PURSUANT TO THE GUS OFFER.

  In addition to the benefits of this transaction to our stockholders, we believe the combination of Metromail and GUS will be a dynamic one that will greatly benefit both companies and will provide great opportunities for Metromail's customers. Metromail's employees will benefit from being part of a larger, stronger company with exciting new growth opportunities.

  GUS's Supplement to its Offer to Purchase, together with related materials including a Revised Letter of Transmittal to be used in tendering your shares, has previously been sent to you. These documents set forth the terms and conditions of GUS's offer. Also enclosed is a copy of the Company's Amended
Schedule 14D-9 filed with the Securities and Exchange Commission, which supplements the Schedule 14D-9 previously sent to you, and a copy of the opinion of Lehman Brothers Inc., Metromail's financial advisor, that the increased price of $34.50 per share is fair to the stockholders of the Company from a financial point of view. We urge you to read these documents carefully.

  Your Board of Directors, management and employees thank you for your loyal support.

                                          On behalf of the Board of Directors,

                                          Sincerely

                                          /s/ Barton L. Faber

                                          Barton L. Faber
                                          Chairman

Lombard, Illinois
March 31, 1997